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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005.

     or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________.

                         Commission File Number: 0-16284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     TECHTEAM GLOBAL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TechTeam Global, Inc.
                              27335 W. 11 Mile Road
                              Southfield, MI 48034

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                     TechTeam Global Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule

                                    CONTENTS

Report of Independent Registered Public Accounting Firm............   3

Audited Financial Statements

Statements of Net Assets Available for Benefits....................   4
Statement of Changes in Net Assets Available for Benefits..........   5
Notes to Financial Statements......................................   6

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)......   11

             Report of Independent Registered Public Accounting Firm

Plan Administrator
TechTeam Global Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
Detroit, MI

June 26, 2006

                     TechTeam Global Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                               DECEMBER 31
                                        -------------------------
                                           2005          2004
                                        -----------   -----------
ASSETS
Investments, at fair value:
   Pooled separate accounts             $10,878,411   $ 9,691,845
   TechTeam Global, Inc. common stock     4,950,807     5,155,148
   Participant loans                        463,592       389,823
                                        -----------   -----------
Total investments                        16,292,810    15,236,816
                                        -----------   -----------
Contributions receivable:
   Participants                              96,366        86,991
   Employer                                  45,086        18,514
                                        -----------   -----------
Total contributions receivable              141,452       105,505
                                        -----------   -----------
Total assets                             16,434,262    15,342,321

LIABILITY
Employer contributions to be
  distributed                                50,530            --
                                        -----------   -----------
Net assets available for benefits       $16,383,732   $15,342,321
                                        ===========   ===========

See accompanying notes.

                     TechTeam Global Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2005

ADDITIONS
Investment income:
   Net appreciation in fair value of investments         $   813,810
   Dividend and interest                                      25,918
                                                         -----------
Total investment income                                      839,728
                                                         -----------
Contributions:
   Participants                                            1,640,100
   Employer                                                  255,351
   Rollover                                                    8,023
                                                         -----------
Total contributions                                        1,903,474
                                                         -----------
Total additions                                            2,743,202

DEDUCTIONS
Benefits paid to participants                              1,667,593
Administrative fees                                           34,198
                                                         -----------
Total deductions                                           1,701,791
                                                         -----------
Net increase in net assets available for benefits          1,041,411
Net assets available for benefits at beginning of year    15,342,321
                                                         -----------
Net assets available for benefits at end of year         $16,383,732
                                                         ===========

See accompanying notes.

                     TechTeam Global Retirement Savings Plan

                        Notes to the Financial Statements

                                December 31, 2005


1. DESCRIPTION OF THE PLAN

The following description of the TechTeam Global Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible, full-time employees of TechTeam Global, Inc. (the "Company") and TechTeam Cyntergy, LLC, a domestic subsidiary of the Company. Employees of other domestic subsidiaries of the Company are covered under separate plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan on the first day of the month following three months from their date of hire.

CONTRIBUTIONS

Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan's fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed into the TechTeam Global Stock Fund. Participants cannot redirect Company contributions to other fund options. During 2005, the Company elected to make matching contributions up to 35% of the first 4% of a participant's base compensation.

The Plan is required to distribute Company contributions made during 2005 to certain participants in order to remain in compliance with certain nondiscrimination requirements under the Internal Revenue Code (the "Code"). At December 31, 2005, the Plan has recorded a liability of $50,530 for these distributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, investment earnings, and Plan expenses. Allocations are based on participant earnings or account balances, as defined.

                     TechTeam Global Retirement Savings Plan

VESTING

Participants are immediately vested in their contributions. Participants become fully vested in Company contributions upon completion of one year of service. Participants also become fully vested upon death, disability, or retirement at designated ages.

FORFEITURES

The Company is permitted to use forfeited balances to reduce future employer contributions. During 2005, the Company used forfeitures totaling $81,879 to reduce the Company's cash contribution to the Plan in 2005. At December 31, 2005 and 2004, forfeited account balances totaled $25,077 and $102,591, respectively.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the participant's account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability, or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant's account would become 100% vested and would be distributed to each participant in accordance with distribution policies set forth in the Plan.

FEES AND EXPENSES

All expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan. The cost of the annual audit of the Plan's financial statements is paid by the Company.

                     TechTeam Global Retirement Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments consist of pooled separate accounts and TechTeam Global, Inc. common stock and are stated at fair value. The fair value of participation units owned by the Plan in pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. The TechTeam Global Stock Fund is administered as a pooled separate account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund (a nonparticipant-directed investment) is as follows:

Balance at December 31, 2004                  $5,155,148
   Employer contributions                        278,695
   Participant contributions                     149,066
   Depreciation in fair value of investment      (16,454)
   Benefits paid to participants                (627,047)
   Transfers in                                   26,390
   Administrative fees                           (14,991)
                                              ----------
Balance at December 31, 2005                  $4,950,807
                                              ==========

                     TechTeam Global Retirement Savings Plan

4. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

                                                DECEMBER 31
                                          -----------------------
                                             2005         2004
                                          ----------   ----------
TechTeam Global Stock Fund *              $4,950,807   $5,155,148
Lord Abbett MidCap Value Fund              1,429,102    1,524,973
SEI Stable Asset Fund                      1,403,844    1,471,978
Growth Fund of America                     1,162,535    1,000,711
Investment Company of America              1,088,138    1,083,864
Hartford MidCap HLS Fund                   1,083,718      844,163
Hartford Index HLS Fund                      950,496      892,363
Janus Advisor Capital Appreciation Fund      837,965      723,984

*    Denotes nonparticipant-directed investment

During 2005, the Plan's investments appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

TechTeam Global Stock Fund   $(16,454)
Pooled separate accounts      830,264
                             --------
                             $813,810
                             ========

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                     TechTeam Global Retirement Savings Plan

6. TAX STATUS

The Plan has received a tax determination letter from the Internal Revenue Service dated September 6, 2005, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                     TechTeam Global Retirement Savings Plan

                            EIN: 38-2774613 Plan: 001

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                         DESCRIPTION OF INVESTMENT
                                          INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER            RATE OF INTEREST, COLLATERAL,                           CURRENT
      OR SIMILAR PARTY                     PAR OR MATURITY VALUE                   COST         VALUE
---------------------------   -----------------------------------------------   ----------   ------------
   The Hartford Group         Lord Abbett MidCap Value Fund                         ***      $ 1,429,102
   The Hartford Group         SEI Stable Asset Fund                                 ***        1,403,844
   The Hartford Group         Growth Fund of America                                ***        1,162,535
   The Hartford Group         Investment Company of America                         ***        1,088,138
   The Hartford Group         Hartford MidCap HLS Fund                              ***        1,083,718
   The Hartford Group         Hartford Index HLS Fund                               ***          950,496
   The Hartford Group         Janus Advisor Capital Appreciation Fund               ***          837,965
   The Hartford Group         American Europacific Growth Fund                      ***          783,797
   The Hartford Group         PIMCO Total Return Fund                               ***          517,075
   The Hartford Group         Goldman Sachs Small Cap Value Fund                    ***          375,529
   The Hartford Group         American Balanced Fund                                ***          344,121
   The Hartford Group         Washington Mutual Investment Fund                     ***          310,429
   The Hartford Group         AIM Small Cap Growth Fund                             ***          242,952
   The Hartford Group         Franklin Templeton Foreign Fund                       ***          119,840
   The Hartford Group         Franklin Templeton Moderate Target Fund               ***           96,985
   The Hartford Group         Franklin Templeton Growth Target Fund                 ***           81,098
   The Hartford Group         Franklin Templeton Cons Target Fund                   ***           50,787
 * Participants               Loans to participants at interest rates ranging
                              from 6% to 10.5%, with various maturity dates         n/a          463,592
** TechTeam Global, Inc.      TechTeam Global Stock Fund                        $3,555,987     4,950,807
                                                                                             -----------
                                                                                             $16,292,810
                                                                                             ===========

*    Party-in-interest

**   Party-in-interest, nonparticipant-directed fund

***  Cost is not required for participant-directed investments

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2006                           TechTeam Global Retirement Savings Plan


                                        By: /s/ Heidi K. Hagle
                                            ------------------------------------
                                            Heidi K. Hagle
                                            Vice President, Human Resources

                                 EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
 23.1             Consent of Independent Registered Public Accounting Firm